Exhibit 99.1

ZIM Reports Financial Results for the Fourth Quarter
and the Full Year of 2025

Reported Full Year Revenues of $6.90 Billion, Net Income of $481 Million1, Adjusted
EBITDA2 of $2.17 Billion and Adjusted EBIT2 of $885 Million3

Generated Full Year Adjusted EBITDA and Adjusted EBIT Margins2 of 31% and 13%,
Respectively

Declared Q4 2025 Dividend of Approximately $106 Million, or $0.88 per Share,
Representing, Together with Previous Dividends Distributed on Account of 2025
Results, Approximately 50% of the Full Year 2025 Net Income

Dividends to Total Approximately $5.8 Billion Over Last Five Years—More
Than 25 Times the Amount Raised at IPO in January 2021

Haifa, Israel, March 9, 2026– ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”), a global container liner shipping company, announced today its consolidated results for the three and twelve months ended December 31, 2025.

Fourth Quarter and Full Year 2025 Highlights

•
Net income for the fourth quarter was $38 million[1] (compared to a net income of $563 million in the fourth quarter of 2024), or diluted earnings per share of $0.32[4] (compared to diluted earnings per share of $4.66 in the fourth quarter of 2024); net profit for the full year was $481 million[1] (compared to a net income of $2.15 billion for the full year of 2024).

1 Includes a non-cash impairment reversal totaling $108 million ($137 million, pre-tax) recorded in Q4 2025. See Note 7 to the Company's Financial Statements for additional information regarding the impairment analysis and results.
2 See disclosure regarding "Use of Non-IFRS Financial Measures."
3 Operating income (EBIT) for the full year was 1.02 billion. A reconciliation to Adjusted EBIT is provided in the tables below.
4 The number of shares used to calculate the diluted earnings per share is 120,515,714. The number of outstanding shares as of December 31, 2025 was 120,465,908.

•	Adjusted EBITDA for the fourth quarter was $327 million, a year-over-year decrease of 66%; Adjusted EBITDA for the full year was $2.17 billion, a year-over-year decrease of 41%.
•
Operating income (EBIT) for the fourth quarter was $143 million, compared to operating income of $658 million in the fourth quarter of 2024. Operating income for the full year of 2025 was $1.02 billion, compared to operating income of $2.53 billion for the full year of 2024.

•
Adjusted EBIT for the fourth quarter was $13 million, compared to Adjusted EBIT of $658 million in the fourth quarter of 2024. Adjusted EBIT for the full year of 2025 was $885 million, compared to Adjusted EBIT of $2.55 billion for the full year of 2024.

•	Revenues for the fourth quarter were $1.48 billion, a year-over-year decrease of 32%; revenues for the full year were $6.90 billion, a year-over-year decrease of 18%.
•	Carried volume in the fourth quarter was 898 thousand TEUs, a year-over-year decrease of 9%; carried volume in the full year was 3.7 million TEUs, a year-over-year decrease of 2%.
•	Average freight rate per TEU in the fourth quarter was $1,333, a year-over-year decrease of 29%; average freight rate per TEU in the full year was $1,551, a year-over-year decrease of 18%.
•
Net leverage ratio[2] of 1.3x as of December 31, 2025, compared to 0.8x as of December 31, 2024; net debt[2] of $2.92 billion as of December 31, 2025, compared to net debt of $2.88 billion as of December 31, 2024.

Eli Glickman, ZIM President & CEO, stated, “We achieved strong operational and financial results in 2025 with adjusted EBITDA and EBIT at the upper end of our guidance. This enabled a Q4 2025 dividend of $106 million, or $0.88 per share, raising the total dividends declared on account of 2025 earnings to $240 million, or $1.99 per share. Since our IPO in January 2021, we have distributed an extraordinary $5.8 billion in dividends to shareholders, more than 25 times the amount raised at the Company’s IPO, or total dividends of $48.42 per share since the IPO. Upon completion of the proposed merger with Hapag-Lloyd, total cash to be returned to shareholders will reach approximately $10 billion.”

“This exceptional return of capital to shareholders was driven by strategic execution and unwavering commitment to innovation and operational excellence. Specifically, we successfully implemented a full-scale fleet modernization program, were among the earliest adopters of LNG technology in our industry and built a differentiated “global niche” commercial approach that enabled ZIM to establish a competitive advantage in select trades and quickly identify and capture growth opportunities. At the same time, we have invested in advanced digital solutions, including BI and AI tools, to enhance operational performance and customer experience.”

“Building on the foundation laid by our successful renewal program implemented in 2023 and 2024--which established ZIM’s fleet as one of the most modern and environmentally advanced in the industry and significantly improved our cost structure--we continued to be proactive to further strengthen our core capacity. Through a series of new charter agreements concluded between Q4 2024 and Q4 2025, we have ensured our operated capacity remains modern and competitive, securing an additional 36 newbuild containerships that range in size from 3,000 to 12,000 TEU, with total capacity of 250 thousand TEUs and deliveries expected to commence in the second half of 2026.”

“At the heart of our success are our exceptional people. I am extremely proud of our achievements, and I thank our entire workforce for their professionalism and dedication to ZIM. Amid the ongoing hostilities with Iran, our top priority is the safety and well‑being of our employees. Despite these challenging circumstances, their resilience is admirable as we work together to maintain regular operations and to reliably serve our customers.”

Mr. Glickman concluded, “Looking ahead to 2026, we anticipate continued pressure on freight rates; yet we remain confident in the robustness of our business. With more modern, cost-effective capacity, coupled with our agile fleet deployment strategy, we are well positioned to respond quickly to evolving market conditions. Pending completion of the transaction with Hapag-Lloyd, which remains subject to various regulatory approvals, including the approval of the Israeli Government as the holder of the “Golden Share,” we will operate with discipline as always and remain committed to the strategy that has made ZIM an innovative leader in seaborne transportation.”

Summary of Key Financial and Operational Results

	Q4-25	Q4-24	FY-25	FY-24
Carried volume (TEU in thousands)	898	982	3,663	3,751
Average freight rate ($/TEU)	1,333	1,886	1,551	1,888
Total revenues ($ in millions)	1,485	2,168	6,904	8,427
Operating income (EBIT) ($ in millions)	143	658	1,016	2,527
Profit before income tax ($ in millions)	56	601	658	2,205
Net income ($ in millions)	38	563	481	2,154
Adjusted EBITDA ($ in millions)	327	967	2,171	3,692
Adjusted EBIT ($ in millions)	13	658	885	2,549
Net income margin (%)	3	26	7	26
Adjusted EBITDA margin (%)	22	45	31	44
Adjusted EBIT margin (%)	1	30	13	30
Diluted earnings per share ($)	0.32	4.66	3.98	17.82
Net cash generated from operating activities ($ in millions)	375	1,152	2,300	3,753
Free cash flow[2] ($ in millions)	232	1,087	2,020	3,557

	DEC-31-25	DEC-31-24
Net debt ($ in millions)	2,925	2,876

Financial and Operating Results for the Fourth Quarter Ended December 31, 2025
Total revenues were $1.48 billion for the fourth quarter of 2025, compared to $2.17 billion for the fourth quarter of 2024, mainly driven by a decrease in freight rates as well as carried volume.

ZIM carried 898 thousand TEUs in the fourth quarter of 2025, compared to 982 thousand TEUs in the fourth quarter of 2024. The average freight rate per TEU was $1,333 for the fourth quarter of 2025, compared to $1,886 for the fourth quarter of 2024.

Operating income (EBIT) for the fourth quarter of 2025 was $143 million, compared to operating income of $658 million for the fourth quarter of 2024. The decrease was driven primarily by the above-mentioned decrease in revenues, partially offset by the non-cash impairment reversal recorded in the fourth quarter of 2025.

Net income for the fourth quarter of 2025 was $38 million, compared to net income of $563 million for the fourth quarter of 2024, driven by the same factors mentioned above affecting operating income.

Adjusted EBITDA for the fourth quarter of 2025 was $327 million, compared to $967 million for the fourth quarter of 2024. Adjusted EBIT was $13 million for the fourth quarter of 2025, compared to Adjusted EBIT of $658 million for the fourth quarter of 2024. Adjusted EBITDA and Adjusted EBIT margins for the fourth quarter of 2025 were 22% and 1%, respectively. This compares to 45% and 30% for the fourth quarter of 2024, respectively.

Net cash generated from operating activities was $375 million for the fourth quarter of 2025, compared to $1.15 billion for the fourth quarter of 2024.

Financial and Operating Results for the Full Year Ended December 31, 2025
Total revenues were $6.90 billion for the full year of 2025, compared to $8.43 billion for the full year of 2024, driven primarily by a decrease in freight rates and a modest decline in carried volume.

ZIM carried 3,663 thousand TEUs in the full year of 2025, compared to 3,751 thousand TEUs in the full year of 2024. The average freight rate per TEU was $1,551 for the full year of 2025, compared to $1,888 for the full year of 2024.

Operating income (EBIT) for the full year of 2025 was $1.02 billion, compared to operating income of $2.53 billion for the full year of 2024. The decrease was primarily driven by the above-mentioned decrease in revenues, partially offset by the non-cash impairment reversal recorded in the fourth quarter of 2025.

Net income for the full year of 2025 was $481 million, compared to net income of $2.15 billion for the full year of 2024, driven by the same factors mentioned above affecting operating income.

Adjusted EBITDA was $2.17 billion for the full year of 2025, compared to $3.69 billion for the full year of 2024. Adjusted EBIT was $885 million for the full year of 2025, compared to $2.55 billion for the full year of 2024. Adjusted EBITDA and Adjusted EBIT margins for the full year of 2025 were 31% and 13%, respectively. This compares to Adjusted EBITDA and Adjusted EBIT margins of 44% and 30% for the full year of 2024, respectively.

Net cash generated from operating activities was $2.3 billion for the full year of 2025, compared to $3.75 billion for the full year of 2024.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $338 million from $3.14 billion as of December 31, 2024 to $2.80 billion as of December 31, 2025. Capital expenditures totaled $218 million for the year ended December 31, 2025, compared to $214 million for the year ended December 31, 2024. Net debt position as of December 31, 2025, was $2.92 billion compared to a net debt position of $2.88 billion as of December 31, 2024, an increase of $49 million. ZIM's net leverage ratio as of December 31, 2025, was 1.3x, compared to 0.8x as of December 31, 2024.

Chartering Agreements and Fleet Update
During the second half of 2025, the Company concluded a series of charter agreements for 22 newbuild vessels. This includes two containerships with capacity of 12,000 TEU and 20 ships with capacity ranging from 3,000 to 5,000 TEU. All vessels are scheduled for delivery between 2027 and 2028, with charter periods of up to five years, in addition to optional extensions.

Previously, ZIM concluded charter agreements for the long-term charter of ten 11,500 TEU dual-fuel LNG vessels with expected delivery between 2027 and 2028 and four 8,000 TEU vessels with charter durations between 5 to 7.5 years and expected delivery between the second half of 2026 and the first half of 2027.

The Company determined that these charter agreements were critical to secure access to the capacity required to support its network, maintain its competitive cost structure and enable profitable growth.

ZIM currently operates 115 containerships with a total capacity of 707 thousand TEUs, as well as 13 car carriers. In addition, the Company has 13 containerships scheduled for charter expiration in 2026, representing an aggregate capacity of 46,716 TEU. In 2027, 17 containerships are scheduled for charter expiration representing an aggregate capacity of 33,874 TEU.

Volume Breakdown by Geographic Trade Zone (K TEU)*

	Three months ended December 31		Year ended December 31
	2025	2024	2025	2024
Pacific	425	412	1,577	1,604
Cross-Suez	55	86	287	332
Atlantic	112	138	495	555
Intra-Asia	191	204	778	746
Latin America	115	142	526	514
Total	898	982	3,663	3,751

* The table above may contain slight summation differences due to rounding.

Fourth Quarter 2025 Dividend
In accordance with the Company's dividend policy, the Company's Board of Directors declared a regular cash dividend of approximately $106 million, or $0.88 per ordinary share. Together with prior dividend distributions made in respect to the year of 2025, dividend distributions for the year will total $240 million, or $1.99 per ordinary share, reflecting approximately 50% of 2025 net income. The dividend will be paid on March 26, 2026, to holders of record of ordinary ZIM shares as of March 20, 2026.

All future dividends are subject to the discretion of Company's Board of Directors and to the restrictions provided by Israeli law. In addition, distribution of special dividends is restricted under the merger agreement between the Company and Hapag-Lloyd.

Transaction with Hapag-Lloyd
On February 16, 2026, ZIM announced that it entered into a merger agreement with Hapag-Lloyd, under which Hapag-Lloyd will acquire ZIM for $35.00 per share in cash. The transaction has been unanimously approved by ZIM Board of Directors and is expected to close by late 2026, subject to approval by ZIM shareholders and upon satisfaction of customary closing conditions, including approvals by regulatory authorities and the State of Israel pursuant to the requirements of the Special State Share. Until the closing of the transaction, Hapag-Lloyd and ZIM will remain separate independent companies and ZIM will continue to operate in the ordinary course.

In connection with the transaction, Hapag-Lloyd has entered into a binding memorandum of understanding with FIMI Opportunity Funds (FIMI), an Israeli-based private equity fund, under which the Special State Share held by the State of Israel in ZIM is intended to be transferred to a newly created subsidiary of FIMI, subject to approval by the State of Israel. FIMI will create a new container-network operator and liner-service provider, "New ZIM", with owned tonnage, incorporated in Israel. The new business, operating under the ZIM trademark, will be owned and run by FIMI, supported by a long-term strategic partnership with Hapag-Lloyd, which includes commercial support for the initial period to allow structured commencement of operations.

Full-Year 2026 Guidance and Conference Call Update
In light of the proposed transaction with Hapag-Lloyd, ZIM will not be providing full-year 2026 financial guidance and will not host a conference call in connection with its fourth quarter and full year 2025 results.

Annual Report on Form 20-F for 2025
In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, the Company’s Annual Report filed on March 9, 2026, with the U.S. Securities and Exchange Commission on Form 20-F (including its audited 2025 financial statements) is available on the Company’s website at www.zim.com. Hard copies of the Annual Report will be provided free of charge upon request, from the Company, as follows: ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, P.O. Box 15067, Matam, Haifa 3190500, Israel, Attn: Head of Investor Relations, Finance Function, Email: investors@zim.com, Tel: +972-4-865-2000 (General), +972-4-865-2300 (Direct).

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with operations in more than 90 countries, serving over 30,000 customers across more than 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include statement regarding chartering agreements, statements relating to the timing and closing of the merger agreement with Hapag-Lloyd, the Company’s anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, risks and uncertainties relating to outcome of the merger agreement with Hapag-Lloyd, the current military conflict between Israel and the U.S. against Iran and some of its proxies, the Houthi attacks against vessels in the Red Sea, the war between Israel and Hamas, Iran and Iranian-backed proxies, the political and military instability in the Middle East and the war between Russia and Ukraine; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel and the Middle East (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures; our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events (such as the drought conditions in the Panama Canal), changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively. and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2025 Annual Report filed with the SEC on March 9, 2026.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with IFRS Accounting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, as well as capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets (or the reversal of which), non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets (or the reversal of which), non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com.

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com

CONSOLIDATED BALANCE SHEET (U.S. dollars in millions)

	December 31
	2025	2024
Assets
Vessels	5,801.7	5,733.0
Containers and handling equipment	1,102.1	1,013.3
Other tangible assets	137.8	97.7
Intangible assets	109.4	109.8
Investments in associates	28.6	25.4
Other investments	1,051.7	1,080.9

Other receivables	137.0	61.0
Deferred tax assets	9.2	7.5
Total non-current assets	8,377.5	8,128.6

Inventories	167.8	212.2
Trade and other receivables	676.0	933.6
Other investments	735.1	800.4
Cash and cash equivalents	1,051.7	1,314.7
Total current assets	2,630.6	3,260.9
Total assets	11,008.1	11,389.5

Equity
Share capital and reserves	2,051.4	2,032.7
Retained earnings	1,969.5	2,004.2
Equity attributable to owners of the Company	4,020.9	4,036.9
Non-controlling interests	4.7	5.8
Total equity	4,025.6	4,042.7

Liabilities
Lease liabilities	4,551.6	4,600.6
Loans and other liabilities	47.2	59.9
Employee benefits	63.4	47.5
Deferred tax liabilities	186.2	27.6
Total non-current liabilities	4,848.4	4,735.6

Trade and other payables	636.4	736.2
Provisions	118.4	96.6
Contract liabilities	239.9	408.9
Lease liabilities	1,096.5	1,321.7
Loans and other liabilities	42.9	47.8
Total current liabilities	2,134.1	2,611.2
Total liabilities	6,982.5	7,346.8

Total equity and liabilities	11,008.1	11,389.5

CONSOLIDATED INCOME STATEMENTS (Unaudited) (U.S. dollars in millions, except per share data)

	Three months ended December 31		Year ended December 31
	2025	2024	2025	2024

Income from voyages and related services	1,484.7	2,167.6	6,904.2	8,427.4
Cost of voyages and related services:
Operating expenses and cost of services	(1,086.8)	(1,131.3)	(4,460.8)	(4,513.2)
Depreciation	(306.3)	(305.3)	(1,259.5)	(1,130.2)
Impairment reversal of assets	137.0		137.0
Gross profit	228.6	731.0	1,320.9	2,784.0

Other operating income	5.7	13.7	43.4	46.6
Other operating expenses	(1.3)	0.9	(1.5)	(0.8)
General and administrative expenses	(88.4)	(86.4)	(336.3)	(296.1)
Share of loss of associates	(1.5)	(1.6)	(10.5)	(6.4)

Results from operating activities	143.1	657.6	1,016.0	2,527.3

Finance income	29.1	68.2	133.1	149.2
Finance expenses	(115.8)	(125.0)	(490.6)	(471.5)

Net finance expenses	(86.7)	(56.8)	(357.5)	(322.3)

Profit before income taxes	56.4	600.8	658.5	2,205.0

Income taxes	(18.1)	(38.1)	(177.0)	(51.2)

Profit for the year	38.3	562.7	481.5	2,153.8

Attributable to:
Owners of the Company	38.1	561.5	479.2	2,147.7
Non-controlling interests	0.2	1.2	2.3	6.1
Profit for the year	38.3	562.7	481.5	2,153.8

Earnings per share (US$)
Basic earnings per 1 ordinary share	0.32	4.66	3.98	17.84
Diluted earnings per 1 ordinary share	0.32	4.66	3.98	17.82

Weighted average number of shares for earnings per share calculation:
Basic	120,460,114	120,407,359	120,453,671	120,357,315
Diluted	120,515,714	120,499,400	120,515,854	120,492,425

CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in millions)

	Year ended December 31
	2025	2024
Cash flows from operating activities
Profit for the year	481.5	2,153.8

Adjustments for:
Depreciation and amortization	1,286.1	1,142.5
Impairment reversal	(137.0)
Net finance expenses	357.5	342.4
Share of losses and change in fair value of investees	5.6	6.4
Capital gains, net	(37.6)	(43.9)
Income taxes	177.0	51.2
Other non-cash items	(0.1)	10.9
	2133.0	3,663.3

Change in inventories	44.4	(32.9)
Change in trade and other receivables	262.3	(352.9)
Change in trade and other payables including contract liabilities	(267.1)	357.8
Change in provisions and employee benefits	35.6	35.4
	75.2	7.4

Dividends received from associates	1.9	3.1
Interest received	113.7	97.3
Income taxes paid	(24.3)	(18.4)
Net cash generated from operating activities	2,299.5	3,752.7

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees	36.6	18.7
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(217.7)	(214.1)
Disposal of investment instruments, net	148.6	85.8
Loans granted to investees, net	(8.1)	(6.1)
Change in other receivables, net	(67.5)	31.6
Change in other investments (mainly deposits), net	(25.2)	(139.1)
Net cash used in investing activities	(133.3)	(223.2)
Cash flows from financing activities
Repayment of lease liabilities and borrowings	(1,439.6)	(2,082.6)
Interest paid	(474.3)	(465.6)
Dividend paid to owners of the company	(515.6)	(579.2)
Dividend paid to non-controlling interests	(3.8)	(4.0)
Net cash used in financing activities	(2,433.3)	(3,131.4)

Net change in cash and cash equivalents	(267.1)	398.1
Cash and cash equivalents at beginning of the year	1,314.7	921.5
Effect of exchange rate fluctuation on cash held	4.1	(4.9)
Cash and cash equivalents at the end of the year	1,051.7	1,314.7

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT* (U.S. dollars in millions)

	Three months ended December 31		Year ended December 31
	2025	2024	2025	2024

Net income	38	563	481	2,154
Financial expenses, net	87	57	358	322
Income taxes	18	38	177	51
Operating income (EBIT)	143	658	1,016	2,527
Capital loss (gain), beyond the ordinary course of business		(1)	(3)	(2)
Impairment reversal of assets	(137)		(137)
Expenses related to legal contingencies	7	1	9	24
Adjusted EBIT	13	658	885	2,549
Adjusted EBIT margin	1%	30%	13%	30%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA* (U.S. dollars in millions)

	Three months ended December 31		Year ended December 31
	2025	2024	2025	2024

Net income	38	563	481	2,154
Financial expenses, net	87	57	358	322
Income taxes	18	38	177	51
Depreciation and amortization	314	309	1,286	1,143
EBITDA	458	967	2,302	3,670
Capital loss (gain), beyond the ordinary course of business		(1)	(3)	(2)
Impairment reversal of assets	(137)		(137)
Expenses related to legal contingencies	7	1	9	24
Adjusted EBITDA	327	967	2,171	3,692
Net income margin	3%	26%	7%	26%
Adjusted EBITDA margin	22%	45%	31%	44%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM
OPERATING ACTIVITIES TO FREE CASH FLOW*
(U.S. dollars in millions)

	Three months ended December 31		Year ended December 31
	2025	2024	2025	2024

Net cash generated from operating activities	375	1,152	2,300	3,753
Capital expenditures, net	(143)	(65)	(280)	(196)
Free cash flow	232	1,087	2,020	3,557

* The table above may contain slight summation differences due to rounding.